March 18, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Newell Rubbermaid Inc.
Registration Statement on Form S-4
File No. 333-208989
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Newell Rubbermaid Inc. (“Newell Rubbermaid”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, be accelerated to 3:00 p.m., Eastern Time, on March 18, 2016, or as soon as practicable thereafter.

Newell Rubbermaid hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Newell Rubbermaid from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Newell Rubbermaid may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Newell Rubbermaid requests that it be notified of the effectiveness of the Registration Statement on Form S-4 by telephone call to its counsel Joel T. May at (404) 581-8967, followed by written confirmation to the addresses listed on the cover page of the Registration Statement on Form S-4. Thank you for your attention to this matter.

Very truly yours,

NEWELL RUBBERMAID INC.

/s/ Bradford R. Turner

Bradford R. Turner

Senior Vice President, General Counsel and

Corporate Secretary

Newell Rubbermaid Inc.

cc:	Michael B. Polk
Newell Rubbermaid Inc.

Michael R. Peterson
Newell Rubbermaid Inc.

Joel T. May
Jones Day

Clifford E. Neimeth
Greenberg Traurig, LLP